

December 20, 2012

Via E-mail
Eva G. Tang
Chief Financial Officer
American States Water Company
630 E. Foothill Blvd
San Dimas, CA 91773

> **Re:** **American States Water Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 1-14431**

Dear Ms. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 —Summary of Significant Accounting Policies, page 83

Property and depreciation, page 84

1. We assume in some cases you recover asset retirement costs through rates during the life of the associated asset and before the costs are incurred. We also assume these amounts result in a regulatory liability being recorded based on the amounts previously recovered through customer rates, until the costs to retire those assets are incurred. If our assumption is not accurate, then explain to us how you are recording retirement costs which are being collected in customer rates.

Asset Retirement Obligations, page 84

2. We read your disclosure, "[w]ith regards to removal costs associated with certain other long-lived assets, such as water mains, distribution and transmission assets, asset retirement obligations have not been recognized as GSWC believes that it will not be obligated to retire these assets." Tell us and disclose why you believe you will not be obligated to retire these assets.

Other Operating Revenues, page 86

3. We note your disclosure that pre-contract costs are deferred if they are probable of recovery and are expensed as incurred if they are not probable of recovery. Tell us and disclose what comprises pre-contract costs. Further, we would like to understand how you determine when such costs are eligible for deferral. Lastly, tell us and disclose what percentage of pre-contract costs were deferred and expensed for the past three fiscal years.

Note 2 —Regulatory Matters, page 88

Water Revenue Adjustment Mechanism ("WRAM") and Modified Cost Balancing Account ("MCBA"), page 89

4. Refer to your statement, "[b]ased on CPUC guidelines, recovery periods relating to the 2011 balances will range between 12 and 36 months, with the majority being 24 months." We are uncertain how you concluded it was appropriate to recognize revenue under your alternative revenue programs since it appears, at least in part, based on your disclosure that you did not meet the criteria in ASC 980-605-25-4 with respect to the permitted recovery period of 24 months. Please explain your basis for recognizing revenues under these alternative revenue programs. In this regard, please provide to us your accounting analysis which concluded revenue recognition under these programs was acceptable. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief